News Release

NovaGold and Barrick Reach Agreement to Advance Donlin Creek Project and Resolve Legal Disputes

November 8, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, AMEX: NG) and Barrick Gold Corporation (TSX, NYSE: ABX) today announced that they have reached a mutually beneficial agreement to advance the development of the Donlin Creek project and resolve all outstanding legal disputes between the two companies. The various transactions contemplated in the settlement agreement, including the dismissal of all outstanding lawsuits, will be completed on or about December 3, 2007.

Highlights

  NovaGold and Barrick form 50/50 limited liability company to develop world-class Donlin Creek gold project
  Galore Creek Mining Corporation to acquire 100% interest in Grace claims
  NovaGold and Barrick to drop all pending litigation

The Donlin Creek agreement will provide for the conversion of the Donlin Creek project into a new limited liability company, which will be jointly owned by NovaGold and Barrick on a 50/50 basis. The Donlin Creek LLC will initially have a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek will require the approval of both NovaGold and Barrick. NovaGold has nominated Doug Nicholson, VP NovaGold Resources Alaska, to serve as the initial General Manager of the Donlin Creek project until December 31, 2009, and Barrick has approved this nomination.

The Donlin Creek LLC is committed to continuing to work closely with the Calista Corporation and The Kuskokwim Corporation, two Native Alaskan Corporations, to develop a world-class deposit using sustainable development principles that brings significant economic opportunities to the region.

In October 2007, Barrick advised NovaGold that it had completed its work on the feasibility study for the Donlin Creek project. Barrick and NovaGold entered into discussions as to the best way to proceed and, under the agreement announced today, have agreed to work together to further optimize the project.

“We are very pleased to have arrived at a win-win resolution at Donlin Creek and a new business arrangement with Barrick Gold,” said Rick Van Nieuwenhuyse, NovaGold’s President and Chief Executive Officer. “Moving forward cooperatively at Donlin Creek will allow both companies to maximize the value of one of the world’s largest undeveloped gold deposits for shareholders of both companies, and to bring sustainable economic benefits to the Native Alaskan Corporations and local communities in the region.”

“This agreement represents the best way forward for the advancement of Donlin Creek. It removes the uncertainty of pending litigation and will allow us to make further progress on the project,” said Barrick’s President and CEO, Greg Wilkins. “Barrick and NovaGold will work together in a constructive manner, focusing on what’s best for the project. Resolving these disputes is in the best interests of all our stakeholders.”

As part of the restructuring of the Donlin Creek joint venture, NovaGold has agreed to reimburse Barrick over time for approximately US$63.5 million, representing 50 percent of Barrick’s approximately US$127 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. NovaGold’s reimbursement will be made following the effective date of the agreement, by NovaGold paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$50.8 million will be paid out of future mine production cash flow. After NovaGold’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

In addition to resolving Donlin Creek issues, NovaGold and Barrick have agreed that Galore Creek Mining Corporation, owned by a 50/50 partnership between NovaGold and Teck Cominco Limited, will purchase a 100 percent interest in the Grace claims located adjacent to the Galore Creek project and held by Pioneer Metals Corporation (a wholly-owned subsidiary of Barrick). Galore Creek Mining Corporation has deposited C$54 million in escrow concurrent with the execution of the settlement agreement.

Located in southwestern Alaska, Donlin Creek is one of the world’s largest undeveloped gold deposits. Work in the first half of 2008 will focus on completing a series of optimizing studies for power, logistics, processing and production levels, and will integrate all data from the 2007 drilling program into a final feasibility study. Once the final feasibility study is completed, it is anticipated that the permitting process will be initiated in cooperation with Native Alaskan Corporations, local communities and Alaska State and US Federal regulators. Further exploration on the project will in part focus on resource expansion and fully testing newly identified targets adjacent to the main Acma and Lewis deposits. An update on the drill results received to date is anticipated before the end of the year and will form the basis for an updated resource estimate on the project in 2008.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements concerning the anticipated closing of the agreement between NovaGold and Barrick and settlement related litigation, and regarding potential mineralization and exploration results, development, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements NovaGold or Barrick, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s or Barrick’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; the need to satisfy closing conditions in the agreement between NovaGold and Barrick; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the need for NovaGold to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies, First Nations groups and Native Alaskan Corporations in the exploration, permitting and development of the Donlin Creek property; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties disclosed as to permit and approval requirements and meeting project milestones; the possibility that any permits or approvals granted may be challenged by third parties; and other risks and uncertainties disclosed, in the case of NovaGold, under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies, and, in the case of Barrick, in Barrick’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

# # #

Contacts

NovaGold Resources Inc.	Barrick Gold Corporation
604-669-6227 or 1-866-669-6227

Greg Johnson	Media Contact:	Vincent Borg
VP, Corporate Communications and Strategic		Senior VP,Corporate Communications
Development		416-307-7477

Rhylin Bailie	Investor Contact:	Deni Nicoski
Manager, Corporate & Investor Relations		VP, Investor Relations
416-307-7410